Exhibit 99.1

Purple Biotech Reports Second Quarter 2024 Financial Results and Business Highlights

Positive randomized Phase 2 CM24 pancreatic cancer study interim data presented at the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting demonstrates improvement in overall survival, progression free survival, objective response rate and all other efficacy endpoints in the combination of CM24+nivolumab and NAL-IRI/5FU/LV chemotherapy cohort

Evaluating expansion of CM24 clinical program to a biomarker driven study in additional indications based on CEACAM1 novel oncology target on Neutrophil Extracellular Traps (NETs) in addition to enhancing immune response through the inhibition of CEACAM1 to CEACAM1 interactions

Cash runway extended to Q3 2025

REHOVOT, Israel, August 16, 2024 – Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance, today announced financial results for the three and six months ended June 30, 2024.

“We were very pleased to report CM24 phase 2 study positive interim results during the last quarter which demonstrated strong results across all efficacy measures compared to the control arm in the NAL-IRI part of the study. The fact that this was a small study and the consistency of the benefit across all efficacy endpoints amplify the potential meaningfulness of the results,” stated Gil Efron, Chief Executive Officer of Purple Biotech. “Also highly encouraging is the additional data suggesting serum pre dose NET marker myeloperoxidase (MPO) as a potential predictive biomarker of CM24 benefit. This biomarker data together with previous clinical results demonstrating reduction in the serum NET marker in pancreatic ductal adenocarcinoma (PDAC) patients treated with CM24, and preclinical results demonstrating the effect of CM24 on NET-related activities, support the potential of CEACAM1 on NETs as a novel oncologic target. We are evaluating the expansion of our CM24 clinical program to biomarker-driven studies in additional indications, based on this novel mechanism of action.”

“Having reprioritized our activities, together with the recent financing, we extended our cash runway into the third quarter of 2025, providing a longer lead time to reach our milestones, including more Phase 2 CM24 pancreatic cancer interim data at a medical conference in Sept 2024 and topline results in Q4 2024. Additionally, in the first half of 2025 we expect to have an end of Phase 2 meeting with the U.S. Food and Drug Administration to discuss our plans for pivotal studies with CM24, while we continue to evaluate potential collaborations for our pipeline.”

Q2 2024 and Recent Clinical & Corporate Highlights:

●	CM24 randomized Phase 2 pancreatic cancer study interim data presented at ASCO 2024 Late Breaking Session

o	Data demonstrate improvement in overall survival (OS), progression free survival (PFS), objective response rate (ORR) and all other efficacy endpoints in the CM24+nivolumab+Nal-IRI/5FU/LV experimental arm as compared with the standard-of-care (SoC) control arm

o	New CM24 potential predictive biomarkers for overall survival benefit were identified

o	Additional interim data expected Q3 2024

o	Final topline data expected in Q4 2024

o	The gemcitabine/nab-paclitaxel-based part of the study was impacted by informative censoring of the control arm that led to an imbalance between the control and experimental cohorts, rendering this part of the study unsuitable for analysis; this part of the study has no impact on the CM24+nivolumab+Nal-IRI/5FU/LV portion of the study

Purple Biotech’s poster titled “Interim results of the Randomized Phase 2 Cohort of Study FW-2020-01 Assessing the Efficacy, Safety and Pharmacodynamics of CM24 in combination with Nivolumab and Chemotherapy in Advanced/Metastatic Pancreatic Cancer” was selected by the American Society of Clinical Oncology (ASCO) for a Late Breaking presentation at its 2024 Annual Meeting.

The Phase 2 study is evaluating CM24 in combination with Bristol Myers Squibb’s PD-1 inhibitor nivolumab plus SoC chemotherapy in second line pancreatic ductal adenocarcinoma (PDAC) patients compared to SoC chemotherapy alone. The experimental arms of the study treat patients with CM24 plus nivolumab and one of two SoC chemotherapies, gemcitabine/nab-paclitaxel or Nal-IRI/5FU/LV, while patients in the control arms are administered with either respective chemotherapies alone. Sixty three patients have been enrolled in the randomized study across 18 centers in the U.S., Spain and Israel.

The summary of findings at the interim analysis for the CM24+nivolumab+Nal-IRI/5FU/LV regimen as compared with SoC chemotherapy alone as of May 22, 2024, cut-off includes the following:

✓	26% reduction in the risk of death combined with median OS prolongation at 2.1 months

✓	28% reduction in the risk of progression with median progression free survival (PFS) at 1.9 months

✓	26% overall response rate (ORR) in the experimental arm compared to 6% in the control arm

✓	CA19-9, a validated and clinically predictive PDAC biomarker, consistently decreased in the CM24 treatment arm vs. control

✓	Additional data from Purple Biotech’s Phase 2 study suggest that NET-related baseline MPO levels below the threshold may predict OS improvement when comparing the CM24+nivolumab+Nal-IRI/5FU/LV vs. Nal-IRI/5FU/LV arms

✓	The CM24+nivolumab+Nal-IRI/5FU/LV regimen was well tolerated

Further evaluation of the data in the second part of the study concluded that unlike in the Nal-IRI/5FU/LV part, the gemcitabine/nab-paclitaxel-based portion of the study was significantly impacted by informative censoring of the control arm that resulted in an imbalance between the control and experimental arms, rendering this part of the study unsuitable for analysis. The study was designed as a two-part study, with each of the Nal-IRI/5FU/LV and the gemcitabine/nab-paclitaxel parts as a standalone, and therefore the analysis of each part is independent.

Final top line data is expected to be reported before the end of 2024 while additional interim data is expected to be presented at a medical conference in September 2024.

●	NT219’s efficacy in suppressing cancer stem cell-mediated resistance to KRASG12C and KRASG12D inhibitors in solid tumors presented at AACR 2024

●	Phase 1 dose escalation study of NT219 in combination with cetuximab in recurrent/metastatic head and neck cancer concluded

●	Early activity, PK and biomarker analysis for NT219 therapy were presented at the AACR 2024

Key findings were shared in two poster presentations, “NT219, a dual inhibitor of IRS1/2 and STAT3, suppresses cancer stem cell mediated resistance to KRASG12C and KRASG12D inhibitors in solid tumors” and “Early activity and biomarker evaluation of NT219 in combination with cetuximab in a Phase 1/2 study of recurrent/metastatic squamous cell carcinoma of the head and neck (R/M SCCHN)” at the American Association for Cancer Research (AACR) 2024 Annual Meeting. NT219 was found to significantly suppress cancer stem cells, suggesting a novel therapy and new mechanism to combat cancer recurrence and overcoming resistance to KRAS(G12C) and KRAS(G12D) inhibitors in non-small cell lung cancer (NSCLC) and PDAC cells, respectively. NT219 reverses acquired resistance to KRAS inhibitors by addressing both cellular escape pathways and cancer stem cell mechanisms. Potential biomarkers for NT219 treatment were presented in an additional poster at AACR 2024, and on-target effects of the therapy were demonstrated in patients’ tumors. Analysis of pre-treatment patients’ biopsies suggests that activated IGF1R and STAT3 could serve as potential biomarkers for NT219 treatment. These findings should be verified in a larger number of patients in the next clinical study.

Financial Results for the Three Months Ended June 30, 2024

Research and Development Expenses were $2.4 million, a decrease of $1.3 million, or 35.1%, compared to $3.7 million in the same period of 2023, mainly due reduced chemistry, manufacturing and controls (“CMC”) costs and clinical trials expenses.

Sales, General and Administrative Expenses were $0.9 million, compared to $1.4 million in the same period of 2023, a decrease of $0.5 million, mainly due to salary and salary related costs.

Operating Loss was $3.5 million, a decrease of $1.6 million, or 31.4%, compared to $5.1 million in the same period of 2023, mainly due to the decrease in R&D expenses.

Adjusted Operating Loss (as reconciled below) was $3.2 million, a decrease of $1.4 million, compared to $4.6 million in the same period of 2023.

Net Loss for the three months ended June 30, 2024, was $2.4 million, or $0.09 per basic and diluted ADS, compared to a net loss of $5.2 million, or $0.25 per basic and diluted ADS, in the same period of 2023. The decrease in net loss was mainly due to a decrease in R&D expenses and an increase in financial income related to changes in fair value of warrants.

Adjusted Net Loss (as reconciled below) for the three months ended June 30, 2024, was $2.2 million, a decrease of $2.5 million or 53.2% compared to $4.7 million for the three months ended June 30, 2023.

As of June 30, 2024, Purple Biotech had cash and cash equivalents and short-term deposits of $7.4 million. On July 2, 2024, Purple Biotech announced the receipt of $2 million in gross proceeds from the exercise of warrants in connection with a warrant exercise and reload transaction. The Company has reprioritized its activities, and, in combination with cost saving measures including a 33% reduction in its workforce, Purple Biotech now has a cash runway into the third quarter of 2025.

Financial Results for the Six Months Ended June 30, 2024

Research and Development Expenses were $5.8 million, a decrease of $1.4 million, or 19.4%, compared to $7.2 million in the same period of 2023. The decrease was mainly due to reduced CMC costs and clinical trials expenses.

Sales, General and Administrative Expenses were $1.8 million, a decrease of $1.2 or 40%, compared to $3.1 million in the same period of 2023, mainly due to salary and salary related expenses and share based payment expenses.

Operating Loss was $7.9 million, a decrease of $2.4 million, or 23.3%, compared to $10.3 million in the same period of 2023, mainly due to decrease in operating expenses.

Adjusted Operating Loss (as reconciled below) was $7.4 million, a decrease of $1.6 million, compared to $9.0 million in the same period of 2023.

 Net Loss for the six months ended June 30, 2024, was $6.2 million, or $0.23 loss per basic and diluted ADS, compared to a net loss of $10.0 million, or $0.49 loss per basic and diluted ADS, in the same period of 2023. The decrease in net loss was mainly due to a $2.4 million decrease in operating expenses.

Adjusted net loss (as reconciled below) for the six months ended June 30, 2024, was $5.7 million, compared to $8.8 million in the six months ended June 30, 2023.

Non-IFRS Financial Measures.

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for share-based compensation expenses. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non-IFRS measures of the Company’s performance to investors because management believes that these non-IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219 and IM1240. CM24 is a humanized monoclonal antibody that blocks CEACAM1, that supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. As a proof of concept of these novel pathways, the Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second line patients with recurrent and/or metastatic SCCHN (R/N SCCHN). The Company is advancing CAPTN-3, a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

	June 30,	December 31,
	2024	2023
	USD thousand	USD thousand
Assets
Cash and cash equivalents	6,524	14,489
Short term deposits	845	850
Other investments	22	73
Other current assets	473	376

Total current assets	7,864	15,788

Non-current assets
Right of use assets	240	316
Fixed assets, net	119	154
Intangible assets	27,842	28,044

Total non–current assets	28,201	28,514

Total assets	36,065	44,302

Liabilities
Lease liability - short term	182	188
Accounts payable	3,042	3,532
Other payables	2,145	3,463
Warrants	1,099	2,518

Total current liabilities	6,468	9,701

Non-current liabilities
Lease liability	79	163
Post-employment benefit liabilities	141	141

Total non-current liabilities	220	304

Equity
Share capital, no par value	-	-
Share premium	135,597	133,184
Receipts on account of warrants	28,467	28,467
Capital reserve for share-based payments	8,972	10,088
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(2)	19
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(143,620)	(137,453)

Equity attributable to owners of the Company	29,316	34,207
Non-controlling interests	61	90

Total equity	29,377	34,297

Total liabilities and equity	36,065	44,302

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	5,814	7,203	2,391	3,705
Sales, general and administrative expenses	1,840	3,054	865	1,430
Impairment loss	202	-	202	-

Operating loss	7,856	10,257	3,458	5,135

Change in fair value of warrants	(1,419)	-	(946)	-
Finance expense	41	207	24	148
Finance income	(282)	(401)	(121)	(123)

Finance expense (income), net	(1,660)	(194)	(1,043)	25

Loss for the period	6,196	10,063	2,415	5,160

Other Comprehensive Profit:
Items that will be transferred to profit or loss:
Loss (profit) on cash flow hedges	21	(4)	6	(5)

Total comprehensive loss for the period	6,217	10,059	2,421	5,155

Loss attributable to:
Owners of the Company	6,167	10,016	2,405	5,138
Non-controlling interests	29	47	10	22

	6,196	10,063	2,415	5,160

Total comprehensive loss attributable to
Owners of the Company	6,188	10,012	2,411	5,133
Non-controlling interests	29	47	10	22

	6,217	10,059	2,421	5,155

Loss per share data
Basic and diluted loss per ADS – USD	0.23	0.49	0.09	0.25

Number of ADSs used in calculation	26,772,229	20,425,638	27,532,024	21,006,218

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	7,856	10,257	3,458	5,135
Less ESOP expenses	(484)	(1,245)	(218)	(493)
	7,372	9,012	3,240	4,642

Reconciliation of Adjusted Net Loss

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period	6,196	10,063	2,415	5,160
Less ESOP expenses	(484)	(1,245)	(218)	(493)
	5,712	8,818	2,197	4,667

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2024	2023
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(6,196)	(10,063)
Adjustments:
Depreciation	97	99
Impairment loss	202	-
Finance expenses (income), net	(1,660)	(194)
Share-based payments	484	1,245

	(7,073)	(8,913)

Changes in assets and liabilities:
Changes in other investments and other current assets	(162)	(118)
Changes in accounts payables	(490)	(628)
Changes in other payables	(1,333)	(1,467)
Changes in post-employment benefit liabilities	-	(161)

	(1,985)	(2,374)

Net cash used in operating activities	(9,058)	(11,287)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	-	(3,549)
Proceed from other investments	187	-
Interest received	207	548
Decrease in short-term deposits	5	15,806
Acquisition of fixed assets	-	(4)

Net cash provided by investing activities	399	12,801

Cash flows from financing activities:
Proceeds from issuance ADSs	938	881
ADS issuance expenses paid	(125)	(137)
Repayment of lease liability	(91)	(84)
Interest paid	(21)	(29)

Net cash provided by financing activities	701	631

Net increase (decrease) in cash and cash equivalents	(7,958)	2,145
Cash and cash equivalents at the beginning of the period	14,489	15,030
Effect of translation adjustments on cash and cash equivalents	(7)	27

Cash and cash equivalents at the end of the period	6,524	17,202